UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 033-54482

BELL CANADA
(Exact Name of Registrant as Specified in Its Charter)

1000, rue de La Gauchetière Ouest, Bureau 3700,
Montréal, Québec
CANADA, H3B 4Y7
(514) 870-8777
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.50% Debentures, Series ES, Due 2010
(Title of each class of securities covered by this Form)

     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☒

(for debt securities)		(for prior Form 15 filers)

PART I.
Item 1.   Exchange Act Reporting History
     Not applicable.
Item 2.   Recent United States Market Activity
     Not applicable.
Item 3.   Foreign Listing and Primary Trading Market
     Not applicable.
Item 4.   Comparative Trading Volume Data
     Not applicable.
Item 5.   Alternative Record Holder Information
     Not applicable.
Item 6.   Debt Securities
     As of January 11, 2008, the number of record holders worldwide of the class of securities covered by this Form was 25.
Item 7.   Notice Requirement
     Not applicable.
Item 8.   Prior Form 15 Filers
     On January 25, 2007, Bell Canada filed a Form 15 to suspend its reporting obligations under Section 15(d) pursuant to Rule 12h-3 and as a notice under Rule 15d-6, with respect to the class of securities covered by this Form.

PART II.
Item 9.   Rule 12g3-2(b) Exemption
     Not applicable.
PART III.
Item 10.   Exhibits
     Not applicable.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Bell Canada has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Bell Canada certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: February 18, 2008	BELL CANADA

	By:	(signed) Patricia A. Olah
		Name:	Patricia A. Olah
		Title:	Corporate Secretary and Lead Governance Counsel